Exhibit 99.1

Mercurity Fintech Subsidiary Chaince Securities, LLC Receives FINRA Approval for Continuing Membership Application (CMA)

Strategic Milestone Strengthens Company’s Position in Investment Banking and Securities Markets

New York, March 21, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced its wholly owned subsidiary, Chaince Securities, LLC (“Chaince Securities”) (formerly known as JV Delaney & Associates) has successfully received approval for its Continuing Membership Application (“CMA”) from the Financial Industry Regulatory Authority (“FINRA”).

This milestone approval, coming after an intensive regulatory review, marks a turning point in Chaince Securities’ evolution. It strengthens the firm’s position as a trusted broker-dealer that puts integrity and exceptional client service at the heart of every transaction and relationship.

“This approval is a major step forward for our growth strategy,” said Shi Qiu, CEO of Mercurity Fintech Holding Inc. “We’ve invested considerable resources in developing compliance frameworks and assembling an exceptional team of industry veterans.”

Wilfred Daye, CEO of Chaince Securities, added, “We are very excited about this achievement. Leveraging my previous experience across the financial sector and innovative fintech space, as CEO of Chaince, I am committed to shaping the future of finance at a moment when innovation and tradition are creating powerful new synergies.”

Specifically, the FINRA approval enhances Chaince Securities’ operational capabilities and ability to offer a comprehensive suite of financial services, including:

●	Corporate equity securities brokerage
●	Underwriting and best-effort offerings
●	U.S. government securities brokerage
●	Private placements of securities

Looking ahead, Chaince Securities plans to leverage this approval to provide strategic capital-raising solutions to micro and small-cap companies across diverse industries to further expand its market presence and client service capabilities.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and financial brokerage business .. In addition to our fintech operations, we are actively contributing to the evolution of AI hardware technology by providing secure, cutting-edge solutions in intelligent manufacturing and advanced liquid cooling systems. Our dedication to compliance, innovation, and operational excellence ensures that we remain a trusted partner in both the rapidly transforming digital financial landscape and the dynamic AI technology sector. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com